SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For June, 2026
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

NIRE 35.300.016.831

CNPJ No. 43.776.517/0001-80

Public Company

MATERIAL FACT

Companhia de Saneamento Básico do Estado de São Paulo S.A. (“Sabesp” or “Company”), in compliance with the provisions of Brazilian Securities and Exchange Commission (CVM) Resolution No. 44, dated August 23, 2021, hereby informs its shareholders and the market in general of changes in the composition of the Company’s Executive Board.

Mr. Claudio Kawa Hermolin assumes leadership of the newly created Customer Experience Directorate. He holds a degree in Civil Engineering from the Pontifical Catholic University of Rio de Janeiro (PUC-Rio) and has completed executive education programs at Harvard Business School and Fundação Getulio Vargas (FGV). He has a recognized track record in promoting investment, innovation and sustainable urban development, as well as solid executive experience in the sanitation, infrastructure, construction and real estate sectors. Throughout his career, he has held leadership positions at companies such as Equatorial, Even Construtora and PDG, among others, building extensive experience in operations management, corporate governance and large-scale project development. At Sabesp, he most recently served as Director of Operations for the Eastern Regional Unit and also served as President of Sinduscon-Rio.

Ms. Débora Pierini Longo is stepping down from her position as Director of Operations and Maintenance to lead the implementation of the project of the Company’s Integrated Operations Center (IOC).

Mr. Roberval Tavares will temporarily accumulate the positions of Director of Engineering and Operation.

These changes in the organizational structure are aligned with the Company’s strategic moment, with a focus on the continuous improvement of customer experience and operational efficiency.

Sabesp wishes all executives success in their new challenges.

São Paulo, June 15, 2026

DANIEL SZLAK

CFO and Head of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: June 15, 2026

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.